RICHARDSON & ASSOCIATES ATTORNEYS AT LAW

August 5, 2019

Via: EDGAR

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gabor, Esq., Special Counsel

Re:	Med-X, Inc.
Pre-Qualification Amendment Number Three to Offering Statement on Form 1-A SEC File No. 024-11007 Originally filed on July 1, 2019

Dear Mr. Gabor,

We respectfully request, as legal counsel on behalf of Med-X, Inc., that the above referenced Offering Statement on Form 1-A be declared qualified by the Securities and Exchange Commission, effective at 11:00 AM Eastern Daylight Time on Monday, August 12, 2019. The Financial Industry National Regulatory Authority (“FINRA”) has issued its no objection letter to Med-X, Inc.’s placement agent, NMS Capital Advisors, LLC, effective August 5, 2019.

Very Truly Yours,

/s/ Mark J. Richardson
Mark J. Richardson
for
Richardson & Associates

cc: Ronald Tchorzewski, Chief Financial Officer
Matthew Mills, President

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